July 5, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Energy Exploration Technologies, Inc. Offering Statement on Form 1-A Filed June 8, 2022 Offering File No. 024 - 11823

To whom it may concern:

Energy Exploration Technologies, Inc., a Puerto Rico corporation, hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Offering Statement to become qualified at 4:30 PM Eastern Time on July 6, 2022 or as soon thereafter as possible.

Should you have any questions or require any additional information with respect to this filing, please contact Rebecca Distefano at (954) 768-8221. Thank you for your assistance and cooperation.

Very truly yours,

ENERGY EXPLORATION TECHNOLOGIES, INC.

/s/ Teague Egan

Chief Executive Officer